Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AEI Capforce II Investment Corp on Form S-1 of our report dated July 11, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of AEI Capforce II Investment Corp as of June 30, 2023 and 2022 and for the year ended June 30, 2023 and for the period from July 8, 2021 (inception) through June 30, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

July 30, 2024